UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40370

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

This report on Form 6-K, includes the interim condensed consolidated financial statements for the three and nine months ended September 30, 2023, and management’s discussion and analysis for the three and nine months ended September 30, 2023.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description
99.1	Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2023.
99.2	Management’s Discussion & Analysis for the three and nine months ended September 30, 2023.
99.3	CEO Certification of Interim Filings - Interim Certificate dated November 7, 2023.
99.4	CFO Certification of Interim Filings - Interim Certificate dated November 7, 2023.
99.5	Material Change Report dated November 7, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
	Name:	L. Geoffrey Morphy
	Title:	President and Chief Executive Officer

Date: November 7, 2023

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